FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG
Brazilian listed company - CNPJ 17.155.730/0001-64

BOARD OF DIRECTORS

Meeting of 8 November 2004

Proposals approved by the Board of Directors

1.               Presentation to Caiua – Servicos de Eletricidade S.A. of a binding proposal for purchase of 100% of the shares of Rosal Energia S.A., holder of the concession for the Rosal hydroelectric power plant.

2.               Re-ratification of CRCA-127/2004, changing the form for contracting of an amount of up to R$ 119 million with Unibanco.

3.               Opening of competitive tender proceedings for works on the company’s Rural Electrification Program and the Luz para Todos program.

4.               Updating of the budget for the Funil hydroelectric project, and signing of the first amendment to the implementation contract for that project with the Funil Construction Consortium.

5.               Signing of a contractual amendment with SAP Brasil Ltda, for additional services.

6.               Signing of a settlement in a labor complaint currently in progress in Belo Horizonte brought by the Minas Gerais Intermunicipal Electricity Workers’ Union (Sindieletro).

7.               Acquisition of active energy measurers, to be used in connecting new consumers and to replace existing measuring equipment that is defective.

8.               Structuring of and decision on participation by Cemig in Aneel Auction 002/2004, for grant of concession to provide public transmission service.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: November 9, 2004